Exhibit 99.1

UCLOUDLINK GROUP INC. Assisted Japanese Partners to

Launch Cloud SIM Mobile Broadband Trial

Hong Kong, September 15, 2020 – UCLOUDLINK GROUP INC. (“uCloudlink” or the“Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced it assisted a subsidiary of Japan’s NTT Group to launch a commercial trial, named "DoRACOON" mobile broadband service using its innovative Cloud SIM technology and architecture throughout Japan, and started providing this service to business users in commercial service on July 30, 2020.

The "DoRACOON" mobile broadband service uses Jetfon Smart-Fi devices provided by MAYA Net Solution Co., Ltd (“MAYA”). Jointly developed by uCloudlink and MAYA, the NTT project including high-tech terminals such as CPEs and World Phones, have been launched to the market recently. The project improves cooperation among multiple operators, which allows users to obtain services of network connection with superior quality at any time with a guarantee of high network speed and can also greatly improve the connectivity reliability and network capacity.

NTT Group expects to take above advantages of solutions to better serve and meet customer’s requirement. For example, they can establish a stable mobile broadband access environment in areas where it is difficult to lay optic fiber. It could be the best way to solve the connection and communication problems for customers within such areas. The first batch of participants in commercial trial are mostly NTT's existing enterprise customers, including enterprises in education, tourism, medical treatment, catering, agriculture and other fields. For details, please refer to the relevant news released by NTT: http://www.nttms.co.jp/news/news_2020060801.html

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, all while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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